DLA Piper LLP (US)
401 Congress Avenue, Suite 2500
Austin, Texas 78701-3799
www.dlapiper.com

John J. Gilluly III, P.C.
john.gilluly@dlapiper.com
T 512.457.7090
F 512.721.2290

April 5, 2010

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attention:                                         Stephani Bouvet, Examiner
Robert Benton, Staff Accountant
Kathleen Collins, Accounting Branch Chief
Matthew Crispino

Re:          Convio, Inc.

Amendment No. 2 to Registration Statement on Form S-1

File No. 333-164491

Ladies and Gentlemen:

We are writing on behalf of Convio, Inc. (the “Company”) in response to the comment letter dated March 31, 2010 of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Amendment No. 2 to the Registration Statement on Form S-1 filed on March 19, 2010 (File No. 333-164491, the “Registration Statement”). This letter restates the numbered comments of the Staff and the discussion set out below each comment is the Company’s response.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies

Stock-Based Compensation, Page 47

1.                                       We note your estimated IPO price range as verbally communicated to the Staff.  Please revise your disclosures to reconcile and explain the difference between the fair value of the common stock underlying your option grants as of the most recent valuation date and the midpoint of your IPO offering range.  This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock.  Also, please continue to update this information for any equity issuances made and common stock valuations performed subsequent to your most recent balance sheet date through the effective date of the registration statement.

Response:  The Company respectfully submits that it is providing its proposed revised disclosure supplementally to the Staff.

Note 9, Stock Warrants, page F-29

2.                                       We note your response to prior comment 5 where you indicate that Series P common stock warrants are redeemable upon an event outside of the company’s control.  Please describe the specific event(s) upon which your Series P common stock is mandatorily redeemable.  Also, explain further how you applied the guidance in ASC 480-10-55-33 and ASC 480-10-25-4 in determining the classification of both the Series P common stock warrants and the Series A convertible preferred stock warrants or provide reference to the specific guidance you relied upon.

Response:  The Company respectfully advises the Staff that the Series P common stock is not mandatorily redeemable.  The Series P common stock only becomes redeemable upon the liquidation of the Company.

Described below is a discussion of the Company’s classification of its outstanding convertible preferred stock and outstanding stock warrants, also called units.

Consistent with ASC 480-10-S99-3A, the Company’s convertible preferred stock is classified outside of permanent equity in the consolidated financial statements as redemption of this convertible preferred stock is outside of the Company’s control.  The Company’s preferred shareholders have a majority voting interest in the Company and also control the Board of Directors and thus have the ability to effect an event which would require redemption of the convertible preferred stock (e.g., through a sale or merger of the Company to another entity), such that potential redemption of the shares is outside the control of the Company.

Regarding the classification of the stock warrants inquired about by the Staff, the Company would like to clarify that the stock warrants consist of “units” that are a single, inseparable, financial instrument that on exercise receive a fixed number of shares of both Series A convertible preferred shares and Series P common shares (that is, there are not separate warrants for the Series A convertible preferred stock and warrants for the Series P common stock).  The holders of these units can only exercise a unit and do not have the ability to bifurcate the units and exercise separately for shares of Series A convertible preferred stock and shares of Series P common stock.  For this reason, the Company believes that the units consist of a single freestanding financial instrument for which classification as a liability or equity should be assessed.  The Company concluded that any outstanding instrument that is exercisable into the Company’s convertible preferred stock, either in whole or in part, should be accounted for as a liability as it may require the Company to settle the obligation by transferring assets consistent with ASC 480-10-25-8.  As noted above, the unit holder receives dual consideration upon exercise of a unit, in the form of Series A convertible preferred stock and Series P common stock.  As the unit holder receives Series A convertible preferred stock upon exercise, the Company has classified all outstanding units as liabilities in its consolidated financial statements.

*  *  *  *  *

Please note that the Company requests that the Staff permit the Company’s request for acceleration orally or by facsimile in accordance with Rule 461(a) of Regulation C. Pursuant to Rule 461(a), if the Company requests such acceleration orally, it will provide a letter indicating that fact and stating that the Company and the principal underwriters are aware of their obligations under the Securities Act of 1933, as amended, along with the registration statement or pre-effective amendment thereto at the time of filing with the Securities and Exchange Commission.

We and the Company appreciate the Staff’s attention to the review of the Registration Statement. Please do not hesitate to contact me at (512) 457-7090 or Ariane Chan at (512) 457-7005 if you have any questions regarding this letter.

Sincerely,

DLA Piper LLP (US)

By:	/s/ John J. Gilluly
John J. Gilluly III, P.C.

cc:	Gene Austin, Convio, Inc.
James Offerdahl, Convio, Inc.
Eric C. Jensen, Cooley Godward Kronish LLP
John T. McKenna, Cooley Godward Kronish LLP